UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Scott P. Conners

FlowStone Opportunity Fund

55 Nod Road, Ste 120

Avon, CT 06001

(312) 429-2419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248-3140

April 1, 2022

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission on April 1, 2022 by FlowStone Opportunity Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest of the Fund ("Shares") in an aggregate amount up to 943,108 Shares (representing up to approximately 5% of Shares outstanding as of December 31, 2021) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(ii), respectively, to the Statement.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 29, 2022.

2.	As of April 29, 2022, two Shareholders validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of June 30, 2022 (the "Valuation Date") in the amount of $724,222.97.

4.	The payment of the purchase price for Shares or portions of Shares tendered was made in the form of promissory notes (collectively, the "Notes" and each, a "Note") issued to each Shareholder whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes are held by UMB Financial Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. The Note entitled a tendering Shareholder to receive an initial payment in cash equal to at least 90% of the unaudited value of the Shares tendered by the Shareholder that were accepted for purchase by the Fund (the "Initial Payment"). The Note also entitles the tendering Shareholder to receive a contingent payment (the "Final Payment") as set forth below. Both Shareholders, whose tenders were accepted for purchase by the Fund, continue to hold at least 5% of the aggregate value of their Shares in the Fund as of the Valuation Date ("Partial Tenders"); therefore, pursuant to the Notes issued to such Shareholders, the Fund made a cash payment equal to 90% of the Shareholders' unaudited net asset value of the Shares tendered that were accepted for purchase by the Fund as of the Valuation Date. Initial Payments for Partial Tenders were wired to the accounts designated by such Shareholders. The Fund will make Final Payment for Partial Tenders on or before the 60th day after July 1, 2022 in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. No Shareholders, whose tender were accepted for purchase by the Fund, tendered all of their Shares in the Fund ("Full Tenders"); therefore, pursuant to the Notes issued to the Shareholders, the Fund paid such Shareholders at least 90% of the Shareholders' unaudited net asset value of the Shares tendered. Initial Payments for Full Tenders were wired to the accounts designated by such Shareholders. The Fund will make Final Payment for Full Tenders in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment ("Post-Audit Payment"). The Post-Audit Payment will be paid promptly after the completion of the Fund's next annual audit.

Filing Fee.

Calculation of Filing Fee Tables is attached herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name:	Trent Statczar
Title:	Principal Financial Officer
Dated:	September 19, 2022

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of the Filing Fee Tables.

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